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                             FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

          Majewski      Thomas        A.
           (Last)       (First)    (Middle)

          3 Oak Lane
          (Street)

          Califon,       NJ        07830
          (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DRAM - NASDAQ

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

          March 2000

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X] Director               [ ] 10% Owner

     [ ] Officer (give title    [ ] Other (Specify below)
                  below)


     _____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)


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     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                      (A) or       Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________


Common Stock,
$1.00 Par Value         3/31/00        S        1,000   D    19.4062
                        3/31/00        S        1,000   D    20.1875
                        3/31/00        S          500   D    20.50
                        3/31/00        S          500   D    20.0625
                        3/31/00        S          700   D    20.1875
                        3/31/00        S          300   D    20.0625
                        3/31/00        S        1,000   D    20.50
                        3/31/00        S        2,000   D    22.75
                        3/31/00        S        1,000   D    23.25   23,500          D







              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______



Non-Statutory                                                    11/18 Common
Stock Option    2.812                                        *     /02 Stock            **      67,500    D

Explanation of Responses:


*   All shares which may be obtained under the options are presently exercisable except for 22,500 shares which will become first exercisable on November 19, 2000.

** Option granted to director.

                           THOMAS A. MAJEWSKI           April 6, 2000
                          __________________________    ________________
                           Thomas A. Majewski
                           Signature of Reporting           Date
                           Person